MEDIACO HOLDING INC.

August 11, 2021

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino, Esq.

Re:	MediaCo Holding Inc.

Registration Statement on Form S-3

Filed August 6, 2021

File No. 333-258593

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MediaCo Holding Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-258593), so that such registration statement may become effective at 4:00 p.m. (Washington, D.C. time) on August 13, 2021, or as soon as practicable thereafter.

MEDIACO HOLDING INC.

By:	/s/ Brad Tobin
Name:	Brad Tobin
Title:	President and Chief Operating Officer